                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13d
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 30)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                 422317 10 7
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                (212) 649-2025


                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                    COPY TO:
                              STEVEN A. HOBBS, ESQ.
                            BONNIE A. BARSAMIAN, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                (212) 878-8000



                                 August 9, 2000
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|



                         (Continued on following pages)

-----------------------
CUSIP No. 422317 10 7                 13D
-----------------------
===============================================================================
  1.
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              HEARST BROADCASTING, INC.
===============================================================================
  2.
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
===============================================================================
  3.
        SEC USE ONLY


===============================================================================
  4.
        SOURCE OF FUNDS
                           WC
===============================================================================
  5.
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           |_|
===============================================================================
  6.
        CITIZENSHIP OR PLACE OF ORGANIZATION

                           DELAWARE
-----------------------========================================================
                  7.
   NUMBER OF           SOLE VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                 ------========================================================
                  8.
                       SHARED VOTING POWER
                             59,235,477
                 ------========================================================
                  9.
                       SOLE DISPOSITIVE POWER

                 ------========================================================
                  10.
                       SHARED DISPOSITIVE POWER
                             59,235,477
===============================================================================
  11.
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             59,235,477
===============================================================================
  12.
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
===============================================================================
  13.
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            64.31%
===============================================================================
  14.
        TYPE OF REPORTING PERSON
                            CO
===============================================================================

-----------------------
CUSIP No. 422317 10 7                 13D
-----------------------
===============================================================================
  1.
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              HEARST HOLDINGS, INC.
===============================================================================
  2.
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
===============================================================================
  3.
        SEC USE ONLY


===============================================================================
  4.
        SOURCE OF FUNDS
                          WC
===============================================================================
  5.
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|
===============================================================================
  6.
        CITIZENSHIP OR PLACE OF ORGANIZATION

                          DELAWARE
-----------------------========================================================
                  7.
   NUMBER OF           SOLE VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                 ------========================================================
                  8.
                       SHARED VOTING POWER
                             59,235,477
                 ------========================================================
                  9.
                       SOLE DISPOSITIVE POWER

                 ------========================================================
                  10.
                       SHARED DISPOSITIVE POWER
                             59,235,477
===============================================================================
  11.
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             59,235,477
===============================================================================
  12.
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
===============================================================================
  13.
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            64.31%
===============================================================================
  14.
        TYPE OF REPORTING PERSON
                            CO
===============================================================================

-----------------------
CUSIP No. 422317 10 7                 13D

-----------------------
===============================================================================
  1.
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                THE HEARST CORPORATION
===============================================================================
  2.
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
===============================================================================
  3.
        SEC USE ONLY


===============================================================================
  4.
        SOURCE OF FUNDS
                           WC
===============================================================================
  5.
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           |_|
===============================================================================
  6.
        CITIZENSHIP OR PLACE OF ORGANIZATION

                           DELAWARE
-----------------------========================================================
                  7.
   NUMBER OF           SOLE VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                 ------========================================================
                  8.
                       SHARED VOTING POWER
                             59,235,477
                 ------========================================================
                  9.
                       SOLE DISPOSITIVE POWER

                 ------========================================================
                  10.
                       SHARED DISPOSITIVE POWER
                             59,235,477
===============================================================================
  11.
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             59,235,477
===============================================================================
  12.
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
===============================================================================
  13.
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             64.31%
===============================================================================
  14.
        TYPE OF REPORTING PERSON
                             CO
===============================================================================

-----------------------
CUSIP No. 422317 10 7                 13D

-----------------------
===============================================================================
  1.
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST FAMILY TRUST
===============================================================================
  2.
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
===============================================================================
  3.
        SEC USE ONLY


===============================================================================
  4.
        SOURCE OF FUNDS
                           WC
===============================================================================
  5.
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           |_|
===============================================================================
  6.
        CITIZENSHIP OR PLACE OF ORGANIZATION

                           CALIFORNIA
-----------------------========================================================
                  7.
   NUMBER OF           SOLE VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                 ------========================================================
                  8.
                       SHARED VOTING POWER
                             59,235,477
                 ------========================================================
                  9.
                       SOLE DISPOSITIVE POWER

                 ------========================================================
                  10.
                       SHARED DISPOSITIVE POWER
                             59,235,477
===============================================================================
  11.
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             59,235,477
===============================================================================
  12.
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|
===============================================================================
  13.
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             64.31%
===============================================================================
  14.
        TYPE OF REPORTING PERSON
                             OO (Testamentary Trust)
===============================================================================

                                  SCHEDULE 13D


      This Amendment No. 30, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $16,449,491.38. Hearst Broadcasting used its working capital to make such purchases.


ITEM 4.     PURPOSE OF THE TRANSACTION.

      Hearst Broadcasting purchased the additional Securities reported in Item 5(c) of this Statement in order to increase its equity interest in the Issuer.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) As of August 9, 2000 the Reporting Persons owned 17,936,829 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 59,235,477 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 64.31% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Persons by the Issuer.

      (c) Since filing Amendment No. 29 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer:


             DATE        # OF SHARES     PRICE PER SHARE ($)         COST ($)
             ----        -----------     ------------------          -------

           04/26/00          600             19.8750                 11,949.00
           05/10/00        2,500             20.6875                 51,818.75
           05/25/00        3,400             18.7500                 63,886.00
           05/26/00        3,800             18.8750                 71,877.00
           05/26/00          600             18.9375                 11,386.50
           05/26/00        3,100             19.0000                 59,024.00
           05/30/00        3,400             18.8750                 64,311.00
           05/30/00          200             18.9375                  3,795.50
           05/30/00        2,700             19.0000                 51,408.00
           06/01/00          800             19.0000                 15,232.00
           06/05/00        1,000             20.0000                 20,040.00
           06/06/00        9,500             20.0000                190,380.00
           06/07/00        8,400             20.0000                168,336.00
           06/08/00        8,400             20.0000                168,336.00
           06/14/00       95,000             20.0000              1,903,800.00
           06/19/00          500             19.7500                  9,895.00
           06/19/00       12,000             19.8125                238,230.00
           06/21/00        2,400             19.5000                 46,896.00
           06/21/00        5,000             19.5625                 98,012.50
           06/27/00      140,487             19.3750              2,721,935.63
           07/20/00          200             19.5000                  3,908.00
           07/20/00          100             19.2500                  1,929.00
           07/24/00        1,200             19.6250                 23,598.00
           07/25/00        7,500             19.5000                146,550.00
           07/25/00          100             19.3750                  1,941.50
           07/26/00          500             19.5000                  9,770.00
           07/26/00          800             19.3750                 15,532.00

             DATE        # OF SHARES     PRICE PER SHARE ($)         COST ($)
             ----        -----------     ------------------          -------

           07/31/00        3,600             19.1250                 68,994.00
           07/31/00          400             19.1875                  7,691.00
           07/31/00        3,000             19.3750                 58,245.00
           08/01/00        5,000             19.1250                 95,825.00
           08/02/00        3,300             19.0000                 62,832.00
           08/02/00        1,000             19.1250                 19,165.00
           08/02/00        7,800             19.2500                150,462.00
           08/09/00      250,000             19.6250              4,906,250.00
           08/09/00      250,000             19.6250              4,906,250.00
                         -------                                  ------------
              Total      838,287                                 16,449,491.38
                         =======                                 =============

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 10, 2000



                                    HEARST BROADCASTING, INC.


                                    By: /s/ Jodie W. King
                                        -------------------------------
                                        Name:  Jodie W. King
                                        Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 10, 2000



                                    HEARST HOLDINGS, INC.


                                    By: /s/ Jodie W. King
                                        -------------------------------
                                        Name:  Jodie W. King
                                        Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 10, 2000



                                    THE HEARST CORPORATION


                                    By: /s/ Jodie W. King
                                        -------------------------------
                                        Name:  Jodie W. King
                                        Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 11, 2000



                                    THE HEARST FAMILY TRUST


                                    By:    /s/ Richard E. Deems
                                        -------------------------------
                                        Name:  Richard E. Deems
                                        Title: Trustee